Exhibit 99.1

Sierra Metals Receives Permits for Additional Surface Exploration Drilling and Tailing Dam Expansion at Its Yauricocha Mine

Expansion to Tailing Facility underway and surface drilling of high value targets has commenced

TORONTO--(BUSINESS WIRE)--June 27, 2019--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) is pleased to report that the Company has received its permit to construct the expansion of the tailing dam facility as well as its permit for the surface drilling program at its Yauricocha Mine in Peru.

Igor Gonzales, President, and CEO of Sierra Metals commented. “This is exciting news for the Company. Receipt of the construction permit for the tailings dam follows the previously obtained EIA permit. Construction has already begun on the completion of the next lift at the tailing’s facility and is an important step in the process for a future throughput expansion at the Yauricocha Mine. Additionally, surface drilling of four high-value drill targets which were identified as part of a recent Titan 24 geophysical survey and through surface sampling has also begun. We are excited to see the drills turning and look forward to the results and the potential discovery of new mineralized zones.”

He continued “Over the past 18 months, Yauricocha has been successfully drilling near-mine targets identified by Titan 24 from underground drill stations, which was successful, but has many space constraints and limitations. The surface drilling required a long permitting process, but now that has been obtained, will allow us to test previously untested top priority areas from the Titan 24 survey. Our experience with Titan 24 has been extremely positive at our Bolivar copper mine in Mexico identifying important new mineralized areas and we look forward to have the same strategy in Peru.”

Construction at the tailing dam is permitted and will take place in two stages. In the first stage the Company is permitted to complete a two meter lift. Once complete the Company will amplify the area of deposition for the next stage, which will include an additional lift of two more meters. In total, once completed the Company will have finalize a four meter lift that will add approximately three years of capacity, assuming a throughput rate of 3,000 tonnes per day.

All drilling targets have been prioritized by previous geochemistry sampling as well as geophysical work and they are all significant, high priority targets for testing. Areas to be tested as part of a surface drilling program include:

The Doña Leona area located 2.5 kilometers southeast from the Central Yauricocha Mine. This area has already had surface geochemical sampling completed on structures and gaps, which provided values in anomalous silver, zinc, lead, and copper. Furthermore, geophysics from a Titan 24 survey shows significant anomalies in this area. Eight drill holes totaling 8,000 meters will be drilled from five platforms to test these targets for high grade structures.

The El Paso – Éxito areas are located between 3.5 and 5 kilometers southeast of the Central Yauricocha mine. The Éxito mine contains skarn and replacement mineralization and surface sampling detected structures with high values of anomalous lead, zinc, and copper. Geophysics with the Titan 24 geophysical survey have determined important anomalies in the area. Ten drills holes totaling 10,170 meters will be completed from six platforms to test these targets for high grade structures.

The Kilcaska area located 7.5 kilometers southeast of the Central Yauricocha mine is the third target to be tested. This previously exploited area along with surface sampling have produced strong values of anomalous silver, lead, zinc, and copper. Kilcaska has not had any geophysical work completed. Four holes totaling 2,120 meters will be executed from two platforms to test these targets for high grade structures.

The Victoria area located 1.5 kilometers southeast of the Central Yauricocha mine is the fourth target to be tested. The Victoria area has a high geological potential since it has previously had narrow veins exploited with values in anomalous copper, lead, zinc. Likewise, on the surface of this zone, there is a series of quartz veins and veinlets, with anomalous copper, lead and zinc in stockwork type zones. Additionally, outcrops of marble and skarns also contain veins with values of anomalous copper, lead, zinc, and silver. In this area, geophysics from the Titan 24 geophysical survey identified important anomalies in the contact area and the granodiorites. Ten drill holes totaling 9,300 meters will be drilled from five platforms to test these targets for high grade structures.

Quality Control

All technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company’s compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”). The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Contacts

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:
Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Gordon Babcock, P. Eng.
Chief Operating Officer
Sierra Metals Inc.
+ 1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1(416) 366-7777